082-04994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

SUPPL

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports asset growth of 2.8% in November

TORONTO (December 1, 2009) – CI Financial Corp. ("CI") today reported net sales of $116 million for the month of November. Assets under management at November 30, 2009, were $65.5 billion, an increase of $1.8 billion or 2.8% over the month. Total fee-earning assets increased by $2.2 billion or 2.6% to $87.6 billion.

During November, CI subsidiaries CI Investments Inc. and United Financial Corporation had combined retail gross sales of $719 million. Net sales of $116 million consisted of net sales of $131 million in long-term funds and net redemptions of $15 million in money market funds.

At November 30, 2009, assets under management consisted of investment funds and structured products at CI Investments and United Financial of $61.5 billion, and institutional assets of $4.0 billion. CI also reported assets under administration at Assante Wealth Management (Canada) Ltd. of $21.3 billion, and other fee-earning assets of $743 million.

"November's results support our expectations for an excellent fourth quarter for CI," said Stephen A. MacPhail, CI President. "In comparison to our average assets for the third quarter, our average quarterly assets are up about 5% and our current assets are up about 7%."

Also in November, CI Investments launched two new income funds, Signature Diversified Yield Fund and Signature Diversified Yield Corporate Class. The funds, managed by Signature Global Advisors, are designed to provide exposure to high-yielding asset classes. Since their launch two weeks ago, the funds have attracted a total of $30 million in assets.

CI's results no longer include Blackmont Capital Inc. as a result of CI reaching an agreement on October 26, 2009 to sell Blackmont to Macquarie Group. For comparison purposes, statistics for the prior month have been adjusted to reflect this change.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.





Jlw 1/25

CI FINANCIAL CORP. November 30, 2009 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$653	$522	$131
Short-term funds	$66	$81	-$15
TOTAL RETAIL FUNDS	$719	$603	$116

FEE-EARNING ASSETS	Oct. 31/09 (millions)	Nov. 30/09 (millions)	% Change
Retail assets under management	$59,671	$61,460	3.0%
Institutional managed assets	4,028	4,039	0.3%
TOTAL assets under management	$63,699	$65,499	2.8%
Assante assets under administration*	20,897	21,309	2.0%
CI other fee-earning assets	752	743	-1.2%
TOTAL FEE-EARNING ASSETS	$85,348	$87,551	2.6%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Oct. 31/09 (millions)	Nov. 30/09 (millions)	% Change
Monthly average retail assets	$60,412	$61,139	1.2%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Sept. 30/09 (millions)	Nov. 30/09 (millions)	% Change
Quarterly average retail assets	$57,963	$60,769	4.8%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Dec. 31/08 (millions)	Nov. 30/09 (millions)	% Change
Fiscal year average retail assets	$60,208	$54,820	-8.9%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	291,685,872	Bank debt	$766
QTD weighted avg. shares	291,950,502	Cash and marketable securities	(32)
Yield at $19.30	3.7%	Net debt outstanding	$734
In-the-money options	6,813,200	In-the-money option liability (net of tax)	$16
Percentage of all options	99%	Terminal redemption value of funds	$800
All options % of shares	2.3%	Quarter-to-date equity-based compensation**	$0

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($20.59) to November 30, 2009 ($19.30)

GEOGRAPHIC EXPOSURE OF AUM			
Canada	50%	Asia	3%
United States	21%	Other	4%
Europe	10%	Cash	12%

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND
RENEWS NORMAL COURSE ISSUER BID

Toronto, December 1, 2009 - DDJ High Yield Fund (the "Fund") intends to purchase for cancellation up to 321,213 of its Trust Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 321,213 Trust Units represent 10% of the public float of the Fund being 3,212,129 Trust Units as at November 24, 2009. The number of issued and outstanding Trust Units as at November 24, 2009 was 3,212,129. The Fund will not purchase in any given 30 day period, in the aggregate more than 64,243 Trust Units, being 2% of the issued and outstanding Trust Units as at November 24, 2009.

The purchases may commence on December 7, 2009 and will terminate on December 6, 2010, or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Amended and Restated Trust Agreement governing the Fund, the Fund may only repurchase Trust Units at a price which is less than 90% of the most recently determined Net Asset Value per Trust Unit. If the Trust Units are trading at more than a 10% discount to the Net Asset Value per Trust Unit, the Manager of the Fund believes that it would be in the best interests of the Fund and the holders of the Trust Units to purchase Trust Units in the market.

In the last 12 months under its previous normal course issuer bid, the Fund purchased 9,600 of its Trust Units at an average price of $6.53 per Trust Unit.

For further information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
CI Investments Inc.
Tel.: 416-364-1145
Toll Free: 1-800-268-9374



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial to sell capital markets operations to employees

TORONTO (December 3, 2009) – CI Financial Corp. ("CI") announced today that it has entered into an agreement in principle with senior management of the capital market operations of Blackmont Capital Inc. to sell that business to a group of employees.

As previously announced on October 26, 2009, CI entered into an agreement to sell Blackmont to Macquarie Group, with CI retaining Blackmont's capital markets operations. CI will transfer the capital markets operations of Blackmont to CI's newly created wholly owned subsidiary CI Capital Markets Inc., as soon as it receives required regulatory licences for the new company, and prior to the closing of the transaction with Macquarie. All employees of the capital markets operations of Blackmont will continue to be employed by CI Capital Markets and the company will continue to provide independent research, experienced equity sales coverage and specialized trade execution to institutional clients, together with investment banking services to corporate clients. The head office of CI Capital Markets and its principal place of business will continue to be located on the ninth floor of 181 Bay Street, Toronto.

A group of employees, led by senior management, intends to acquire all of the outstanding shares of CI Capital Markets in January 2010 following receipt of any necessary approvals and satisfaction of other closing conditions. CI will continue to provide support to CI Capital Markets during a transition period following closing.

"We are pleased to assist the employees in acquiring the capital markets business of Blackmont and believe this is a great opportunity for them," said William T. Holland, CI Chief Executive Officer.

"We are very excited about becoming an employee-owned firm and we appreciate the support and confidence that CI has demonstrated in us through this transaction," said Jeff White, who will be Chief Executive Officer of CI Capital Markets. "We look forward to providing the same quality independent research, sales and trading and investment banking services to our institutional and corporate clients as we grow our business."

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $87.6 billion in fee-earning assets at November 30, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces
Distribution for Month Ending December 31, 2009

Toronto, December 3, 2009 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending December 31, 2009 of $0.04167 per Priority Equity Share payable on December 31, 2009 to unitholders of record as at December 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2009\December\rel-cxc (dec09).doc


CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial Corp. announces new debenture financing

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO (December 11, 2009) – CI Financial Corp. (TSX:CIX) announced today that it has entered into an agreement to sell debt securities with an aggregate principal amount of $550 million. The offering consists of $100 million principal amount of two-year floating rate debentures due December 16, 2011, $250 million principal amount of three-year 3.3% debentures and $200 million of five-year 4.19% debentures.

This is the first time that CI Financial has issued debt securities and the inaugural issue was over-subscribed by investors. "We were very pleased with the exceptional demand for our issue," said Stephen A. MacPhail, CI President. "The tight pricing reflected the general view of CI being a very strong credit in the market."

The offering was made under CI's previously filed shelf prospectus dated December 10, 2009, and led by Scotia Capital Inc. The underwriting group also included CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc, Blackmont Capital Inc., Dundee Securities Inc. and GMP Securities LP.

CI intends to use the net proceeds of the offering in part for repayment of amounts owing under its credit facility and general corporate purposes. The closing of the offering is scheduled for December 16, 2009, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The debentures have been rated BBB high by Standard & Poor's and A low by DBRS.

This press release contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "planned", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, closing of transactions, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to capital markets and additional funding requirements, fluctuating interest rates and general economic conditions, legislative and regulatory developments, the nature of our customers and rates of default, and competition as well as those factors discussed in the Company's documents filed on SEDAR (www.sedar.com).

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $87.6 billion in fee-earning assets at November 30, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, December 17, 2009 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending December 31, 2009 of $0.375 per unit payable on January 15, 2010 to unitholders of record as at December 31, 2009.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2009\December\rel-all-asset (dec09).doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions
For Month Ending December 31, 2009

Toronto, December 17, 2009 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending December 31, 2009 payable on January 15, 2010 to unitholders of record as at December 31, 2009:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\ci\funds\skylon\distributions\distributions\2009\December\rel-aggregate (dec09).doc


Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 17, 2009 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending December 31, 2009 of $0.20 per unit payable on January 14, 2010 to unitholders of record as at December 31, 2009.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com



News Release

TSX Symbol: CIP.UN **FOR IMMEDIATE RELEASE**

CI MASTER LIMITED PARTNERSHIP ANNOUNCES ANNUAL DISTRIBUTION TO LIMITED PARTNERS

Toronto, December 18, 2009 – CI Master Limited Partnership announced today its annual distribution to limited partners.

Rate:	$0.09 per limited partnership unit
Payable Date:	January 15, 2010
Record Date:	December 31, 2009

For further information, please contact:

Douglas J. Jamieson
Senior Vice-President and Chief Financial Officer
CI GP Limited
Tel. No.: (416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial completes sale of Blackmont Capital

TORONTO (December 31, 2009) – CI Financial Corp. ("CI") announced today that it has completed the sale of Blackmont Capital Inc. ("Blackmont") to Macquarie Group, effective December 31, 2009.

Also today, CI completed the transfer of Blackmont's capital markets operations to CI's newly created wholly owned subsidiary CI Capital Markets. As previously announced on December 3, 2009, a group of employees led by senior management intends to acquire all of the outstanding shares of CI Capital Markets in early 2010.

CI maintains a leading presence in the Canadian retail financial advisory business through its wholly owned subsidiary Assante Wealth Management, one of Canada's largest such firms with approximately 800 financial advisors across the country.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $87.6 billion in fee-earning assets at November 30, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145